BD   2/27/06SS

[redacted]

SECURI   ON

06002240

RECEIVED
FEB 24 2006
SEC MAIL PROCESSING SECTION
WASH. D.C.
185

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 66204

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Petruzzi Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

629 Camino De Los Mares, Suite 302-B
(No. and Street)

San Clemente, (City) California (State) 92673 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Petruzzi 949-661-1310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 13 2006
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles, CA (City) (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/1/06

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chris Petruzzi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Petruzzi Securities, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

Notary Public 2/22/06

CHARLES FRASER
COMM...1453349
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Term Exp. Dec. 20, 2007

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE – DECEMBER 31, 2005

PETRUZZI SECURITIES, LLC
629 CAMINO DE LOS MARES, SUITE 302B
SAN CLEMENTE, CALIFORNIA 92673

CONTENTS

PART I

Report of Independent Auditor 1
Statement of Financial Condition 2
Statement of Operations 3
Statement of Changes in Members' Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6 - 7

Net Capital Computation 8

Schedule of Operating Expenses 9 - 10

PART II

Statement of Internal Control Structure 11 - 12

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

To The Members of
Petruzzi Securities, LLC
San Clemente, California

I have audited the accompanying statement of financial condition of Petruzzi Securities, LLC as of December 31, 2005 and the related statements of operations, changes in members' equity and cash flows for the year ended December 31, 2005. These financial statements are being filed pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by Rule 15c3-1. These financial statements are the responsibility of Petruzzi Securities, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Petruzzi Securities, LLC as of December 31, 2005 and the results of its operations, members' equity and cash flows for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

George Brenner

George Brenner, C.P.A.

Los Angeles, California
February 13, 2006

PETRUZZI SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and equivalents	$ 488,291
Clearing organizations	1,010,000
Proprietary trading accounts	3,677
Accounts receivable – related party	30,000
Total assets	$1,531,968

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Payable to clearance account	$ 50,000
Accounts payable	23,693
Due to parent company	44,773
Accrued state taxes	11,790
Total liabilities	130,256
MEMBERS' EQUITY	1,401,712
Total liabilities and members' equity	$1,531,968

See Accompanying Notes to Financial Statements

PETRUZZI SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

INCOME:	
Liquidity rebates	$ 9,755,952
Trading losses	(6,881,187)
Other	34,617
Total income	2,909,382
EXPENSES – Page 10	2,448,906
NET INCOME BEFORE INCOME TAXES	460,476
INCOME TAX PROVISION	
Federal taxes	--
State taxes	12,590
Total tax provision	12,590
NET INCOME	$ 447,886

See Accompanying Notes to Financial Statements

PETRUZZI SECURITIES, LLC
STATEMENT OF MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Equity	Retained Earnings (Deficit)	Total
Beginning Balance December 31, 2004	$1,401,712	$ 4,314,743	$ 5,716,455
Capital Additions	--		--
Net Income for the year		447,886	447,886
Distribution		(4,762,629)	(4,762,629)
Balance December 31, 2005	$1,401,712	$ --	$ 1,401,712

See Accompanying Notes to Financial Statements

PETRUZZI SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOW FROM OPERATING ACTIVITIES	
Net Income	$ 447,886
Adjustment to reconcile net (loss) to net cash	--
Provided by operating activities:	
Accounts receivable	2,446,158
Payable to clearance account	(1,282,190)
Due to parent company	(219,609)
Accounts payable	(160,654)
Accrued taxes	11,790
Net cash provided by operations	1,243,381
CASH FLOW FROM INVESTMENT ACTIVITIES	--
CASH FLOW FROM FINANCING ACTIVITIES	
Capital contributions	--
Distribution	(4,762,629)
Net cash from financing activities	(4,762,629)
NET DECREASE IN CASH	(3,519,248)
Cash at beginning of period	4,007,539
Cash at end of period	$ 488,291
Supplemental disclosure of cash flow information	
Cash paid during the period:	
Interest	$ --
Income taxes	$ 13,390

See Accompanying Notes to Financial Statements

PETRUZZI SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

1. Organization

Petruzzi Securities, LLC (the Company or Petruzzi) was organized as a Limited Liability Company in the State of California. The Company is a wholly owned subsidiary of Smart Execution Securities, LLC (SMEX), a broker dealer and NASD member firm. SMEX was previously owned by two members. However, one of the members was bought out by the other member. Petruzzi is a broker dealer and was approved as a member of the Chicago Stock Exchange in November 2003. The Company became a participant member of the National Securities Clearing Corporation and the Depository Trust Company in October 2004 and self clears.

The Company trades for its own firm proprietary account and generally does not carry positions. The Company engages in trades with other broker dealers using various Electronic Communication Networks (ECN's) and may receive commission rebates as a liquidity provider based on trading volume. In August 2005, the company lost its outside team of technical personnel. As a result its ECN operation became inoperative. Presently the Company's operations are dormant.

2. Significant Accounting Policies

A. The accompanying financial statements cover the period January 1 through August. See the paragraph immediately above.

B. *Use of Estimates* - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C. ***Cash and Cash Equivalents*** - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2005 the Company's cash equivalents were:

Segregated Account to Meet Federal Regulations	$ 55,075
Deposit Trust Company	10,000
Huntington Bank – Settlement Account	258,250
National Securities Clearing Corporation	1,000,000
Checking Account	174,966
	$1,498,291

3. **Net Capital Requirements**

At December 31, 2005 the Company had a net capital requirement of $250,000. See page 8, for a calculation of net capital. In addition the Deposit Trust Company requires that net capital as defined cannot have an excess net capital less than $500,000. At December 31, 2005 the excess net capital was $1,116,637.

4. **Income Taxes**

The Company files its income tax returns as a Limited Liability Company (LLC). Income and losses of LLC's pass directly to the members. The State of California requires LLC's to pay a minimum $800 plus a percent of its revenue computed on an ascending scale.

5. **Related Party Transactions**

The Company expensed $569,500 to a related party for management and development fee for technology, At December 31, 2005 a liability of $44,772 was due this related party.

6. **Revenue Concentration**

The Company's revenue comes principally from trading on four ECN's. The loss of any one of them would significantly impact the Company's revenue.

PETRUZZI SECURITIES, LLC
NET CAPITAL COMPUTATION
DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$1,401,712
Non allowable assets – due from a related party	(30,000)
Ownership equity not allowable for net capital	(5,075)
NET CAPITAL	$ 1,366,637
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness- .067% of net aggregate indebtedness	$ 8,684
Minimum dollar net capital required	$ 250,000
Net Capital required (greater of above amounts)	$ 250,000
EXCESS CAPITAL (DEFICIENCY)	$1,116,637
Excess net capital at 100% (net capital less 10% of aggregate indebtedness)	$1,353,612
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 130,256
Percentage of aggregate indebtedness to net capital	9.5%

RECONCILIATION

The following is a reconciliation as of December 31, 2005 of the above net capital computation with the Company's corresponding unaudited computation.

NONE REQUIRED

See Accompanying Notes to Financial Statements

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Petruzzi Securities, LLC
San Clemente, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended December 31, 2005 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner

George Brenner, CPA

Los Angeles, California
February 13, 2006

PETRUZZI SECURITIES, LLC
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2005

OPERATING EXPENSES	
Clearing broker fees	90,964
Commission expenses – other BD's	603,850
Technology expense – related party	569,500
Professional fees	10,994
Regulatory and state fees	973,826
Network – data & port fees	184,747
Trading expense	10,099
Interest expense	4,926
TOTAL OPERATING EXPENSES	$2,448,906

See Accompanying Notes to Financial Statements.

PART II

PETRUZZI SECURITIES, LLC

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2005

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To The Members of
Petruzzi Securities, LLC
San Clemente, California

In planning and performing my audit of the financial statements of Petruzzi Securities, LLC (the "Company") for the period January 1, 2005 through December 31, 2005, I considered its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accord to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2005 and no facts came to my attention indicating that such conditions had not be complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, Chicago Stock Exchange., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner

George Brenner, CPA
Los Angeles, California
February 13, 2006